May 12, 2026

Alexander Fink
Chief Executive Officer (U.S.)
Swarmer, Inc
4515 Seton Center Pkwy #330
Austin, TX 78759

        Re: Swarmer, Inc
            Draft Registration Statement on Form S-1
            Submitted May 12, 2026
            CIK No. 0002092574
Dear Alexander Fink:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:    Daniel Bagliebter, Esq.